UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of November 2002

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




20 November 2002

The Manager
Company Announcements Office
Primary Markets Division
The London Stock Exchange Tower
Old Broad Street
London EC2N 1HP




Dear Sirs


Pearson plc (the "Company") today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("Shares").



1. Release of Shares to Dennis Stevenson on maturity of long-term incentive award.



On 19 November 2002 Dennis Stevenson received 76,670 Shares without payment as a result of the maturity of an award granted to him in 1997 under the Pearson Incentive Share Plan.

The performance test was Pearson total shareholder return relative to the FT-SE 100 total return index over the period May 1997 to April 2002. The terms of this award were such that the maximum number of shares vested if the ratio of
Pearson to FT-SE 100 total return was 125% or more.         Pearson's total
shareholder return was 46.7% over the period and the FT-SE 100's was 36.6%, a
ratio of 127.6%.   As a consequence, all conditions were met in full and Dennis
Stevenson received the maximum number of shares available together with the rolled-up scrip, dividend re-investment plan or cash dividends.

30,668 of these 76, 670 Shares were sold on the same day to meet tax liabilities on the receipt of these Shares. The market value of a Share on 19 November 2002 was 672p.

As a result of the above transactions, Dennis Stevenson now has a beneficial interest in 161,894 Shares.

The Shares required to satisfy this award were transferred to Dennis Stevenson by Pearson Employee Share Trustees Limited (the "UK Trust") as trustee of the Pearson Employee Share Trust (the "UK Trustee").

As a result of this release of Shares to Dennis Stevenson, the UK Trustee now holds 175,402 Shares. As the UK Trust is a discretionary trust under which all employees (including executive directors) of the Pearson group are potential beneficiaries, each executive director of the Company is treated for Companies Act purposes as interested in these 175,402 Shares.

2.         Release of matured Shares under the Pearson Reward Plan

In 1999 the Company established the Pearson Reward Plan to provide a long-term share incentive for executives of the Company. Mourant & Co. Trustees Limited, as trustee of the Pearson Employee Share Ownership Trust (the "Jersey Trust"), holds the Shares to satisfy these awards. As the Jersey Trust is a discretionary trust under which all employees (including executive directors) of the Pearson group are potential beneficiaries, each executive director is treated for Companies Act purposes as interested in the shares held by the Jersey Trust.

On 19 November 2002, 33,835 Shares were released to participants in the Reward Plan who have left Pearson's employment. As a result of this release of Shares, the number of Shares held by the Jersey Trust has reduced from 884,614 Shares to 850,779 Shares.

3.         Award of Restricted Shares under the Long-Term Incentive Plan



On 19 November 2002, in relation to the Company's annual bonus share matching plan, the Company awarded Restricted Shares to the following executive directors under the Pearson Long-Term Incentive Plan (the Plan):

                                                        Restricted Shares
M M Scardino                                                  5,869
J C Makinson                                                  2,907
D C M Bell                                                    2,440
P Jovanovich                                                  2,222

These Restricted Shares will vest on 29 April 2004 provided the Company's adjusted earnings per share increase in real terms by an average of 3% per annum over the five-year period 1999 to 2003 by comparing earnings per share for 1998 with those for 2003.


Yours faithfully

PEARSON plc



Stephen Jones
Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 20 November 2002

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary